March 5, 2013

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Larry Spirgel

Assistant Director

Re: Online Yearbook

Amendment No. 1 to Registration Statement on Form S-1

Filed February 1, 2013

File No. 333-185046

Dear Mr. Spirgel:

The following are the registrants responses to you comment letter of February 6, 2013.

General

1. We note your statement that the company “can operate even if no proceeds are generated from this offering.” Please revise here and throughout the prospectus to clarify how long the company could operate with no additional funds.

Revised to clarify that the Company could operate even with no proceeds from this offering but that the marketing and advertising efforts would be greatly diminished thus greatly slowing the growth of the Company.

About This Offering, page 3

2. Under the heading “Initial Offering Price,” you state that “the offering will conclude when the company has sold all of the 2,500,000 shares of common stock offered by it.” Please qualify this statement by indicating that regardless of how many of shares are sold the offering will terminate after 180 days.

Revised to include statement that the offering will terminate at the end of 180 days regardless of the number of shares sold.

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Risks Relating to our Stock, page 9

3. Include a risk factor warning investors that state securities laws may limit resales of your securities. Because your shares will not be considered “Covered Securities” as defined in Section 18 of the Securities Act of 1933, you should warn investors that resale of your shares may not be permitted unless your shares are qualified for trading under applicable state securities laws or there is an exemption for secondary trading in such state.

Risk factor added. Also disclosure that the Company is filing a Form 8A concurrently with this offering.

Description of Business and Property, page 14

4. Please revise your description on page 16 of how yearbooks will be produced to clarify how the yearbook is actually produced. Describe in greater detail what takes place between the “Add Media” stage and the production of the finished yearbook. Also, clarify the degree of involvement of the subscriber beyond importing pictures, videos and texts. For example, how much input will the customer have regarding the design and appearance of the yearbook?

This section has been revised as follows:

We intend for the online registration process to collect contact information about the subscriber. A survey will also be conducted wherein each subscriber will be requested to share his, her or its objectives or reasons for interest in our product. Collecting and reviewing this type of information will assist our staff in future discussions with the subscriber and will further assist us in our product development and to set the appropriate Personality Package for each client. The term Personality Package refers to packages of options for the design of the yearbook which is likely to reflect the personality of individuals of a certain geographic area, age group and gender. These design elements include page, photo and type size, color, graphics and format of the photos on the page.

Our planned site involves the following three-step process for the creation of the interactive digital yearbooks:

Add Media – A teacher or student, possibly with teacher supervision, imports photos and videos from a digital camera, scanner, hard drive and the internet to our software. They can also add text during this process.

Chose Design—The client inputs basic information which allows the program to choose an appropriate “Personality Package” which is then presented to the client and the client chooses from a number of designs which are deemed appropriate for the Personality Package.

Preview – The preview can be accessed at any time during the creation of the yearbook and shows what is being created as they go. They can then return to step one and continue to build their digital yearbook, edit or change anything they want at anytime.

Produce – Click a button and choose the format (CD or DVD) with which to burn the finished yearbook on a CD or DVD disc that can be played on any domestic CD or DVD player or personal computer.

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5. Please clarify the term “Personality Package.”

The term Personality Package refers to packages of options for the design of the yearbook which is likely to reflect the personality of individuals of a certain geographic area, age group and gender.

6. Clarify on what basis customers will pay for the final product. Will they pay once for a single yearbook on a CD or DVD that can be copied at will, or will there be copy restrictions?

Customers will purchase a no copy CD with one copy of the final product. Multiple copies may be purchased.

7. Please revise to clarify whether “subscribers” will be expected to sign up for multiple-year products or whether purchase of your products will be sold on an individual basis.

Products will be sold on an individual basis.

8. Please describe your target customers.

The Company’s target customers are all internet users but especially those participating in group activities such as school classes, sports teams, and social groups. Examples of such social groups include but are not limited to frats, sororities, knitting clubs, church groups and any regularly gathering group or society.

Plan of Operation, page 18

9. At the top of page 19, please revise 404(a) to 404(b).

Revised to 404(b).

10. Please revise to provide a fuller discussion of the exemptions and the scaled disclosure available to emerging growth companies under the JOBS Act. For example, an emerging growth company is not required to:

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and
•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

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Disclosure added that:

An emerging growth company is not required to:

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and
•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.
•	publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting which statement shall also assess the effectiveness of such internal controls and procedures.

Plan of Distribution, page 25

11. We note your response to comment 25 in our letter dated December 14, 2012. However, we note that you continue to mention the possibility of using underwriters. Please delete this language or tell us why you have decided to leave it in. As we noted in our prior letter, if you intend to use underwriters in the future in connection with this offering you will have to file a post-effective amendment to this registration statement to reflect the change in your plan of distribution.

Underwriter disclosure deleted.

12. Indicate in what states you intend to sell your shares and confirm that the sale of your securities is exempt from registration in those states or that you intend on registering your securities in those states or selling only to qualified purchasers.

The shares shall be sold only in the state of Isreal with sales only to qualified purchasers.

Very truly yours,

El Maraana

Chairman of the Board, President, and Chief Executive Officer

Online Yearbook